AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the three months ended June 30, 2024 and 2023
(in Canadian Dollars)

Management’s Discussion & Analysis

2 | AURORA CANNABIS INC.	Q1 2025 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 2024

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) for the three months ended June 30, 2024 should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended March 31, 2024 (the “Annual Financial Statements”), and the condensed consolidated interim financial statements as at and for the three months ended June 30, 2024 and the accompanying notes there to (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A has been prepared as of August 5, 2024 pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, the Financial Statements, the Annual Financial Statements, the Company’s annual information form (“AIF”) and press releases have been filed in Canada on SEDAR+ at www.sedarplus.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.”. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta, Canada T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally, and the propagation of vegetables and ornamental plants in North America.

The Company’s primary cannabis market opportunities are:

•Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, UK, Poland, and Australia. Aurora has established a leading market position in most of these countries; and

•Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets.

On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining interest of 90.43% in Indica Industries Pty Ltd. (“MedReleaf Australia”) an Australian domiciled company, for a purchase price of $44.7 million (AUS$51.0 million).
Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability and cash flow in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

Medical leadership

Our established leadership in the Canadian and International medical markets positions us well for new regulated medical market openings, as well as the potential U.S. federal legalization of medical cannabis. At the core of Aurora’s near term objective to deliver sustainable profitability and positive operating cash flow is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and an unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment.

3 | AURORA CANNABIS INC.	Q1 2025 MD&A

Our leadership in the International medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers strong adjusted gross profit before fair value adjustments1. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that we believe will allow us to succeed as new medical and recreational markets open.

Consumer

Leveraging our leading strength in science, cultivation and post-harvest processing, Aurora is working to build a sustainable and profitable Canadian consumer business. Advances in Aurora production related to cultivar breeding, cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvements in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new portfolio that are a 30% or better improvement from our legacy cultivars. We believe this economic advantage will allow us to compete and make a profit in the most attractive and highest growth categories in the Canadian consumer market. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the nine months following launch.

Combined, Aurora’s ability to deliver products that deliver exceptional customer value in our targeted market segments, while at the same time achieving strong contribution and gross margins, allows us to build towards a profitable and growing business and provides the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.

Science leadership: Genetics, Breeding, Biosynthetics

We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories driven by what we believe to be our industry leading genetics and breeding program. Our breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, is driving revenues by injecting rotation and variety into our product pipeline and has delivered nineteen new proprietary cultivars, grown at scale, to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles – critical attributes to delight consumers and deliver the effects patients are seeking. International releases of our latest cultivars Chemango Kush, Pink Diesel’71, Cosmic Cream and Black Jelly are now offering patients in Europe and Australia additional high potency options with THC ranges from 27% to 32%. Moon Berry, our latest balanced cultivar (10% THC/13% CBD) has also been introduced to international markets, further offering high aromatics in a balanced high quality whole flower product. Domestically in both medical and consumer markets, the Company continues to expand its premium offering with compelling aromatics through its new cultivars Critical Diesel (27.2% average THC) and Ginger Breath CKS (30.0% average THC).

In addition, high quality and high potency cultivars that also deliver meaningful improvements in yield are setting Aurora up for long-term success with lower per gram cultivation costs. In selecting Aurora’s “next-generation” cultivars, we are able to set substantially higher minimum thresholds for yield which continue to drive up our overall production using the same cultivation footprint, improving our cultivation efficiency over time in both indoor and outdoor applications. This improvement allows us to produce top quality flower at industry leading margins. Our pipeline is now full at every stage of the breeding and selection cycle, and Aurora plans to continue to introduce new cultivars including new high THC, intensely aromatic flower, and new balanced cultivars.

Our genetics and breeding program is also expected, over time, to generate incremental, capital efficient revenue through licensing these genetic innovations to other licensed producers.

Global and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora is active in all key European medical cannabis markets, including Germany, Poland, UK, France, Switzerland, Czech Republic and Malta. The Company holds a top three position in the flower segment in each market and is overall the leading medical cannabis company in Europe. In Germany, Aurora is one of three active in-country producers of medical cannabis and has just received its production and R&D license under the new cannabis law. With this, the Company is in a strong position to serve all medical markets in Europe and for any upcoming pilot projects for recreational cannabis.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown, but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics and breeding, position us as a partner of choice, and to be successful in lucrative components of the cannabis value chain.

With the acquisition of the remaining 90% equity interest of Indica Industries Pty Ltd. (“MedReleaf Australia”), the Company now sells directly into Australia. MedReleaf Australia is a leading distributor of medical cannabis products in Australia and is currently expanding sales into New Zealand.

1Adjusted gross margin before fair value is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted Gross Margin” section for a reconciliation to IFRS equivalent.

4 | AURORA CANNABIS INC.	Q1 2025 MD&A

Plant Propagation

With the acquisition of Bevo Agtech Inc. (“Bevo”) in August 2022, Aurora moved into the adjacent segment of plant propagation. Building on Bevo’s established record of profitable and positive cash flow, Aurora is accelerating the growth of the plant propagation business segment through the repurposing of Aurora Sky and Aurora Sun, which will open additional geographic regions for the existing propagation business, as well as allowing entry into the higher gross margin orchid business, one which is currently served in North America by lower-quality imports.

Financial leadership in a rapidly maturing industry

Aurora believes that profitable growth, positive cash flow, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical businesses, with country diversification, growth, and strong gross margins provide the foundation for profitability. Aurora has right sized selling, general & administration costs (“SG&A”), centralized and optimized production facilities, and leveraged the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to products with higher gross margins.

Aurora has one of the strongest balance sheets in the Canadian cannabis industry with approximately $182.0 million of cash and cash equivalents, inclusive of restricted cash, as at June 30, 2024 and access to a shelf prospectus filed on April 27, 2023 (the “2023 Shelf Prospectus”) currently covering U.S.$650.0 million of issuable securities. Of the U.S.$650.0 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$225.3 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2022. As result, following the closing of the bought deal financing on October 3, 2023, approximately U.S.$396.4 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, the stock market and the Company’s share price may impact our ability to raise, and the amount of any, financing under the 2023 Shelf Prospectus.

Cash provided by operating activities during the three months ended June 30, 2024 was $8.4 million compared to cash used of $21.1 million during the three months ended March 31, 2024 and cash used of $11.2 million during three months ended June 30, 2023. The Company continues to improve its operating cash use to deliver sustainable positive free cash flow2. During the three months ended June 30, 2024, free cash flow was $6.5 million, which includes a working capital recovery of $10.7 million.

Condensed Statements of Income (Loss)

This MD&A reflects only the results of continuing operations, unless otherwise noted.

The consolidated statements of income (loss) and comprehensive income (loss) and consolidated statements of cash flows for the previously reported Growery, Nordic, Reliva and ICC Labs Inc. (“ICC”), all formerly part of the Cannabis operating segment are presented as discontinued operations, separate from the Company’s continuing operations. Certain prior period financial information on the consolidated statements of income (loss) and comprehensive income (loss) and the consolidated statements of cash flows have been updated to present Growery, Nordic, Reliva and ICC as discontinued operations, and has therefore been excluded from both continuing operations and results for all periods presented in this MD&A.

The results from discontinued operations included in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three months ended June 30, 2024 was income of $0.3 million compared to a loss for the three months ended June 30, 2023 of $8.1 million.

	Three months ended
($ thousands)	June 30, 2024	March 31, 2024(2)	June 30, 2023(2)
Net revenue (1a)	$83,435	$67,411	$74,732
Gross profit before fair value adjustments (1b)	$30,125	$23,921	$14,599
Gross profit	$44,546	$46,326	$26,020
Operating expenses	$43,669	$48,585	$40,441
Income (loss) from operations	$877	($2,259)	($14,421)
Other income (expense)	$6,824	($18,719)	($5,680)
Net income (loss) from continuing operations	$4,844	($20,267)	($20,197)
Net income (loss) from discontinued operations, net of taxes	$304	($501)	($8,134)
Net income (loss)	$5,148	($20,768)	($28,331)
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
(2) Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

2 Free cash flow is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Liquidity and Capital Resources” section for a reconciliation to the IFRS equivalent.

5 | AURORA CANNABIS INC.	Q1 2025 MD&A

Key Quarterly Financial Results

($ thousands, except Operational Results)	Three months ended
	June 30, 2024	March 31, 2024(4)	$ Change	% Change	June 30, 2023(4)	$ Change	% Change
Financial Results
Net revenue (1)(2a)	$83,435	$67,411	$16,024	24%	$74,732	$8,703	12%
Medical cannabis net revenue (1)(2a)	$47,201	$45,648	$1,553	3%	$41,615	$5,586	13%
Consumer cannabis net revenue (1)(2a)	$11,533	$10,233	$1,300	13%	$12,842	($1,309)	(10%)
Plant propagation revenue	$23,081	$10,416	$12,665	122%	$19,904	$3,177	16%
Adjusted gross margin before FV adjustments on total net revenue (2b)	43%	50%	N/A	(7%)	44%	N/A	(1%)
Adjusted gross margin before FV adjustments on cannabis net revenue (2b)	53%	54%	N/A	(1%)	52%	N/A	1%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	69%	66%	N/A	3%	61%	N/A	8%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	24%	16%	N/A	8%	26%	N/A	(2%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (2b)	18%	25%	N/A	(7%)	22%	N/A	(4%)
Adjusted SG&A expense(2d)	$31,396	$31,351	$45	0%	$29,033	$2,363	8%
Adjusted EBITDA (2c)	$4,887	$2,319	$2,568	111%	$2,619	$2,268	87%
Free cash flow (2e)	$6,490	($21,866)	$28,356	(130%)	($11,686)	$18,176	(156%)

Balance Sheet
Working capital (2f)	$322,563	$301,985	$20,578	7%	$192,201	$130,362	68%
Cannabis inventory and biological assets (3)	$173,197	$148,112	$25,085	17%	$100,846	$72,351	72%
Total assets	$838,689	$838,673	$16	0%	$832,188	$6,501	1%

(1)Includes the impact of actual and expected product returns and price adjustments (Q1 2025 – nil; Q1 2024 - $0.6 million Q4 2024 – nil).
(2)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.Refer to the “Liquidity and Capital Resources” section for a reconciliation to the IFRS equivalent.
f.“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
(3)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Key Developments During and Subsequent to the Three Months Ended June 30, 2024

Operating Activities

The Company continues to focus on growth opportunities that are also expected to deliver profit and positive cash flow.
During the three months ended June 30, 2024, the Company made a formal decision to exit from its operations in Uruguay that are operated through its wholly-owned subsidiary ICC. ICC has total net assets of $13.8 million as at March 31, 2024, primarily consisting of property, plant and equipment.

Subsequent to the quarter, on July 31, 2024, the Company’s wholly-owned subsidiary, Aurora Cannabis Enterprise Inc., entered into a commercial collaboration agreement with Cogent International Manufacturing Ltd. (“Cogent”) a wholly-owned subsidiary of Vectura Fertin Pharma Inc., under which Cogent will initially launch its newly-developed CBD lozenge on Aurora’s Canadian medical cannabis patient platform (the “Agreement”). The Agreement, which is expected to have an initial term of 24 months, provides for a fixed fee to Aurora on a quarterly basis for the provision of certain marketing, distribution and data collection services to Cogent for a total of $9.8 million over the term of the Agreement, and allows for Aurora to earn net revenue on a percentage basis of sales.

6 | AURORA CANNABIS INC.	Q1 2025 MD&A

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three months ended June 30, 2024 and the comparative periods.

($ thousands)	Three months ended
	June 30, 2024	March 31, 2024(2)	June 30, 2023(2)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	27,117	26,449	25,440
International medical cannabis net revenue	20,084	19,199	16,175
Total medical cannabis net revenue	47,201	45,648	41,615

Consumer cannabis net revenue(1)	11,533	10,233	12,842

Wholesale bulk cannabis net revenue(1)	1,620	1,114	371

Total cannabis net revenue(1)	60,354	56,995	54,828

Plant propagation revenue	23,081	10,416	19,904

Total net revenue(1)	83,435	67,411	74,732
(1)Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.
(2)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Medical Cannabis Net Revenue
During the three months ended June 30, 2024, total medical cannabis net revenue was $47.2 million compared to the three months ended March 31, 2024 of $45.6 million, and $41.6 million for the three months ended June 30, 2023, representing an increase of $1.6 million and $5.6 million, respectively.

Canadian medical cannabis net revenue increased by $0.7 million to $27.1 million during the three months ended June 30, 2024 compared to $26.4 million for the three months ended March 31, 2024, and $25.4 million for three months ended June 30, 2023. The steady increase in sales compared to the prior quarter and prior year comparative period was due to higher sales to both insurance and non-insurance covered patients as a result of additional product offerings.

International medical cannabis net revenue was $20.1 million during the three months ended June 30, 2024 compared to $19.2 million for the three months ended March 31, 2024 and $16.2 million for the three months ended June 30, 2023. The increase of $0.9 million and $3.9 million, respectively, is primarily due to increasing sales to Australia.

Consumer Cannabis Net Revenue

During the three months ended June 30, 2024, consumer cannabis net revenue remained relatively stable at $11.5 million compared to $10.2 million for the three months ended March 31, 2024 and $12.8 million for the three months ended June 30, 2023. The decrease from the prior year quarter was due to the Company’s focus on portfolio optimization and prioritization of sales to the higher margin medical businesses.

Plant Propagation Revenue

During the three months ended June 30, 2024, the Company’s plant propagation revenue was $23.1 million compared to the three months ended March 31, 2024 of $10.4 million and $19.9 million for the three months ended June 30, 2023. The increase over the prior quarter is due to the seasonality of the Bevo business, which delivers higher revenue in the late winter and spring months as orders are fulfilled. Historically, approximately 65-75% of plant propagation revenue has been earned in the first half of the calendar year. The increase over the three months ended June 30, 2023 is a result of organic growth and increased product offerings.

7 | AURORA CANNABIS INC.	Q1 2025 MD&A

Cost of Sales and Gross Margin

	Three Months Ended
($ thousands)	June 30, 2024	March 31, 2024(2)	June 30, 2023(2)
Revenue from sale of goods	91,936	75,123	81,055
Revenue from provision of services	101	113	143
Excise taxes	(8,602)	(7,825)	(6,466)
Net revenue (1)	83,435	67,411	74,732
Cost of sales	(53,310)	(43,490)	(60,133)
Gross profit before FV adjustments (1)	30,125	23,921	14,599
Gross margin before FV adjustments (1)	36%	35%	20%
Changes in fair value of inventory sold	(33,048)	(21,584)	(17,452)
Unrealized gain on changes in fair value of biological assets	47,469	43,989	28,873
Gross profit	44,546	46,326	26,020
Gross margin	53%	69%	35%

(1)These terms are Non-GAAP Measures and neither is a recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Gross margin before fair value adjustments was 36% for the three months ended June 30, 2024 compared to 35% for the three months ended March 31, 2024 and 20% for the three months ended June 30, 2023. The improvement quarter over quarter is due to efficiencies in the production cost, purposeful evolution of the channel mix through increasing participation of the medical market channel which has better adjusted gross margin before fair value adjustments than the consumer channel, sourcing change supplying Europe from Canada, and the related positive impact of closing the Nordic production facility. The increase compared to the three months ended June 30, 2023 is largely driven by lower net inventory impairments, provisions, and destruction charges on cannabis inventory as the Company’s supply is being fully allocated to sales channels with minimal excess production.

8 | AURORA CANNABIS INC.	Q1 2025 MD&A

Adjusted Gross Margin – Q1 2025

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month period:

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Total Cannabis	Plant Propagation	Total
Three months ended June 30, 2024
Gross revenue	50,121	17,215	1,620	68,956	23,081	92,037
Excise taxes	(2,920)	(5,682)	—	(8,602)	—	(8,602)
Net revenue (1)	47,201	11,533	1,620	60,354	23,081	83,435
Non-recurring net revenue adjustments (3)	—	—	—	—	(369)	(369)
Adjusted net revenue	47,201	11,533	1,620	60,354	22,712	83,066
Cost of sales	(16,902)	(10,557)	(6,212)	(33,671)	(19,639)	(53,310)
Depreciation	1,705	1,041	612	3,358	1,022	4,380
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	800	733	431	1,964	(118)	1,846
Adjusted gross profit (loss) before FV adjustments (1)	32,804	2,750	(3,549)	32,005	3,977	35,982
Adjusted gross margin before FV adjustments (1)	69%	24%	(219%)	53%	18%	43%

Three months ended March 31, 2024(5)
Gross revenue	48,466	15,240	1,114	64,820	10,416	75,236
Excise taxes	(2,818)	(5,007)	—	(7,825)	—	(7,825)
Net revenue(1)	45,648	10,233	1,114	56,995	10,416	67,411
Non-recurring revenue adjustments (3)	—	—	—	—	$(192)	(192)
Adjusted net revenue	45,648	10,233	1,114	56,995	10,224	67,219
Cost of sales	(20,795)	(11,682)	(2,686)	(35,163)	(8,327)	(43,490)
Depreciation	2,262	1,195	284	3,741	660	4,401
Inventory impairment, non-recurring, out-of-period, and market development costs included in cost of sales (2)(3)(4)	2,985	1,842	438	5,265	42	5,307
Adjusted gross profit (loss) before FV adjustments (1)	30,100	1,588	(850)	30,838	2,599	33,437
Adjusted gross margin before FV adjustments (1)	66%	16%	(76%)	54%	25%	50%

Three months ended June 30, 2023(5)
Gross revenue	43,872	17,051	371	61,294	19,904	81,198
Excise taxes	(2,257)	(4,209)	—	(6,466)	—	(6,466)
Net revenue(1)	41,615	12,842	371	54,828	19,904	74,732
Non-recurring net revenue adjustments (3)	(598)	(249)	—	(847)	—	(847)
Adjusted net revenue	41,017	12,593	371	53,981	19,904	73,885
Cost of sales	(24,390)	(15,970)	(822)	(41,182)	(18,951)	(60,133)
Depreciation	2,776	1,643	85	4,504	870	5,374
Inventory impairment, and non-recurring adjustments included in cost of sales (2)(3)	5,692	5,010	242	10,944	2,501	13,445
Adjusted gross profit (loss) before FV adjustments (1)	25,095	3,276	(124)	28,247	4,324	32,571
Adjusted gross margin before FV adjustments (1)	61%	26%	(33%)	52%	22%	44%
(1)These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)Non-recurring items includes inventory count adjustments resulting from facility shutdowns and inter-site transfers, one-time excise tax refund, and business transformation costs in connection with the re-purposing of the Company’s Sky and Sun facilities..
(4)Out-of-period adjustments include adjustments to input assumptions related to fair value of biological assets.
(5)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Medical Cannabis Adjusted Gross Margin

Aurora’s leading medical cannabis businesses in Canada, Europe and Australia continued to perform well during the three months ended June 30, 2024 and delivered 91% (three months ended March 31, 2024 – 90%, three months ended June 30, 2023 – 77%) of adjusted gross profit before fair value adjustments. Excluding the plant propagation business, the medical cannabis business delivered 92% of the adjusted gross profit before fair value adjustments for the three months ended June 30, 2024 (three months ended March 31, 2024 – 98%, three months ended June 30, 2023 – 89%) of adjusted gross profit before fair value adjustments.

9 | AURORA CANNABIS INC.	Q1 2025 MD&A

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 69% for the three months ended June 30, 2024, compared to 66% in three months ended March 31, 2024, and 61% in three months ended June 30, 2023. The adjusted gross margin before fair value adjustments has improved from the comparative prior periods through sustainable cost reductions, higher selling prices in Australia, and improved efficiency in production operations, including shifting sourcing for Europe from Canada due to the closure of the Company’s Nordic production facility.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 24% for the three months ended June 30, 2024, compared to 16% in three months ended March 31, 2024 and 26% in three months ended June 30, 2023. The increase in adjusted gross margin before fair value adjustments from the prior quarter is due to brand mix with the focus on promoting higher margin brands. The decrease compared to the three months ended June 30, 2023, is a result of higher margin product sales in the comparative prior period. The Company strategically decided to allocate less internally-produced cannabis for the consumer channel in favour of increasing its overall cannabis allocation for both its domestic and international medical channels.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 18% for the three months ended June 30, 2024 as compared to 25% for the three months ended March 31, 2024 and 22% in three months ended June 30, 2024. The fluctuations in the plant propagation adjusted gross margin before fair value adjustments is due to the seasonal timing of lower margin product revenue and a prolonged spring season in the current quarter.

Operating Expenses

	Three months ended
($ thousands)	June 30, 2024	March 31, 2024(1)	June 30, 2023(1)
General and administration	22,524	25,418	21,349
Sales and marketing	14,024	14,530	12,670
Acquisition costs	1,001	2,970	226
Research and development	987	743	1,101
Depreciation and amortization	2,114	1,895	2,814
Share-based compensation	3,019	3,029	2,281
Total operating expenses	43,669	48,585	40,441
(1) Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

General and administration (“G&A”)

During the three months ended June 30, 2024, G&A expense decreased by $2.9 million to $22.5 million compared to the three months ended March 31, 2024 and increased by $1.2 million compared to the three months ended June 30, 2023. The decrease compared to the prior quarter is largely due to severance costs and additional professional fees relating to public company costs incurred in the fourth quarter of the fiscal year 2024. The current period reflects incremental ongoing costs associated with the acquisition of MedReleaf Australia as compared to the prior year comparative quarter.

Sales and marketing (“S&M”)

During the three months ended June 30, 2024, S&M expense decreased by $0.5 million to $14.0 million compared to three months ended March 31, 2024 and increased by $1.4 million compared to the three months ended June 30, 2023. The increase over the prior year comparative quarter is due to freight and logistics costs, notably from sales to Europe with the increase in sourcing from Canada with the closure of Nordic and incremental costs following the acquisition of MedReleaf Australia.

Research and development (“R&D”)

The Company’s investment in R&D and product innovation is partly opportunistic and its approach to R&D spend is targeted and gated. As such these costs will vary quarter over quarter and year over year.

Depreciation and amortization

During the three months ended June 30, 2024, depreciation and amortization expense increased by $0.2 million compared to the three months ended March 31, 2024 and decreased by $0.7 million compared to the three months ended June 30, 2023. The decrease compared to the prior year comparative quarter relates to facility disposals and asset impairment charges subsequently recognized.

Share-based compensation

During the three months ended June 30, 2024, share-based compensation expense remained unchanged compared to the three months ended March 31, 2024 and increased by $0.7 million compared the three months ended June 30, 2023. The increase compared to the three months ended June 30, 2023 is primarily due to higher than expected forfeitures and expirations in the prior period.

10 | AURORA CANNABIS INC.	Q1 2025 MD&A

Adjusted SG&A

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended
($ thousands)	June 30, 2024	March 31, 2024(2)	June 30, 2023(2)
Sales and marketing	14,024	14,530	12,670
General and administration	22,524	25,418	21,349
Business transformation costs	(4,868)	(6,862)	(4,063)
Out-of-period adjustments	—	(642)	(330)
Non-recurring costs	(284)	(1,093)	(593)
Adjusted SG&A (1)	31,396	31,351	29,033
(1)Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

During the three months ended June 30, 2024, adjusted SG&A remained relatively consistent with the three months ended March 31, 2024. The increase compared to the three months ended June 30, 2023, relates to higher freight and logistics costs, notably from sales to Europe with the increase in sourcing from Canada with the closure of Nordic and incremental costs following the acquisition of MedReleaf Australia.

Other Income (Expenses)

	Three months ended
($ thousands)	June 30, 2024	March 31, 2024(1)	June 30, 2023(1)
Interest and other income	3,346	2,891	3,351
Finance and other costs	(1,736)	(1,990)	(5,208)
Foreign exchange	1,843	4,512	(3,450)
Other gains (losses)	3,500	11,817	59
Restructuring charges	—	(281)	(432)
Impairment of property, plant and equipment	(129)	(2,812)	—
Impairment of intangible assets and goodwill	—	(32,856)	—
Other income (expenses)	6,824	(18,719)	(5,680)

Other income (expenses) for the three months ended June 30, 2024 was income of $6.8 million, an expense of $18.7 million for the three months ended March 31, 2024 and an expense of $5.7 million for the three months ended June 30, 2023.

The increase of $25.5 million during the three months ended March 31, 2024 is primarily due to impairment of intangible assets recorded in the prior quarter. The increase of $12.5 million compared to the three months ended June 30, 2023 is primarily due to lower interest costs from extinguishing the convertible debentures and favorable foreign exchange rates.

Net Income (Loss)

Net income from continuing operations for the three months ended June 30, 2024 was $4.8 million compared to net loss of $20.3 million for the three months ended March 31, 2024 and net loss of $20.2 million for the three months ended June 30, 2023. The decrease in net loss of $25.0 million compared to prior quarter is primarily due to: (i) increase in gross profit of $18.5 million and (ii) decrease in other expenses of $12.5 million; partially offset by an increase in operating expenses of $3.2 million.

11 | AURORA CANNABIS INC.	Q1 2025 MD&A

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended
	June 30, 2024	March 31, 2024	June 30, 2023
Net income (loss) from continuing operations	4,844	(20,267)	(20,197)
Income tax expense (recovery)	2,857	(711)	96
Other income (expense)	(6,824)	18,719	5,680
Share-based compensation	3,019	3,029	2,281
Depreciation and amortization	6,494	6,296	8,241
Acquisition costs	1,001	2,970	226
Inventory and biological assets fair value and impairment adjustments	(12,348)	(16,940)	(3,404)
Business transformation related charges (1)	4,381	7,539	5,717
Out-of-period adjustments (2)	—	(185)	330
Non-recurring items (3)	1,463	1,869	3,649
Adjusted EBITDA (4)	4,887	2,319	2,619
(1)Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods. Some prior period amounts have been adjusted for changes in presentation.
(3)Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted EBITDA was $4.9 million for the three months ended June 30, 2024 compared to $2.3 million for the three months ended March 31, 2024 and $2.6 million for the three months ended June 30, 2023. The improvement over the prior periods is from an increase in gross profit before fair value adjustments resulting from higher net revenue.

Liquidity and Capital Resources

($ thousands)	June 30, 2024	March 31, 2024
Cash and cash equivalents	115,487	113,439
Restricted cash	66,680	65,782

Working capital (1)	322,563	301,985
Total assets	838,689	838,673
Total non-current liabilities	119,543	112,183

Capitalization
Loans and borrowings	52,381	57,259
Lease liabilities	49,723	47,532
Total debt	102,104	104,791
Total equity	602,343	601,870
Total capitalization	704,447	706,661
(1)Working Capital is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three months ended June 30, 2024, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses and capital expenditures to maintain existing facilities, loans and borrowings repayments and lease payments. Our medium-term liquidity needs primarily relate to lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

12 | AURORA CANNABIS INC.	Q1 2025 MD&A

As of June 30, 2024, the Company has access to the following capital resources available to fund operations and obligations:

•$115.5 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus (as defined below). The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering U.S.$650.0 million of issuable securities. Of the U.S.$650.0 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$225.3 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2022. Following the closing of the bought deal financing on October 3, 2023 and the expiration of warrants during the year ended March 31, 2024, approximately U.S.$396.4 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $62.3 million relating to its self-insurance policy, if necessary.

Cash Flow Highlights

The table below summarizes the Company’s cash flows, including discontinued operations:

($ thousands)	Three months ended
	June 30, 2024	June 30, 2023
Cash provided by (used) in operating activities	8,375	(11,237)
Cash provided by (used) in investing activities	814	(2,158)
Cash used in financing activities	(6,306)	(62,188)
Effect of foreign exchange	63	(1,749)
Increase (decrease) in cash and cash equivalents	2,946	(77,332)

Cash provided by operating activities for the three months ended June 30, 2024 improved by $19.6 million to $8.4 million compared to cash used in operating activities for the three months ended June 30, 2023 of $11.2 million. Excluding changes in non-cash working capital and discontinued operations, cash used in operating activities during the three months ended June 30, 2024 was $1.8 million compared to $13.0 million for the three months ended June 30, 2023. The improvement of $11.2 million is a combination of increased net revenue and improved contribution margin.

Cash provided by investing activities for the three months ended June 30, 2024 was $0.8 million compared to cash used in investing activities of $2.2 million for the three months ended June 30, 2023. The generation of cash provided by investing activities is largely due to the disposition of marketable securities of $4.7 million, partially offset by net purchases of property, plant and equipment.

Cash used in financing activities decreased to $6.3 million during the three months ended June 30, 2024 compared to $62.2 million for the three months ended June 30, 2023. The decrease of $55.9 million relates primarily to the repayment of convertible debentures of $61.9 million during the comparative period, compared to a repayment of loans and borrowings of $5.6 million in the current period.

13 | AURORA CANNABIS INC.	Q1 2025 MD&A

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended
($ thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Cash used in operating activities from continuing operations before changes in non-cash working capital	(1,822)	(10,074)	(13,005)
Changes in non-cash working capital	10,682	(10,335)	3,814
Net cash provided by (used in) operating activities from continuing operations	8,860	(20,409)	(9,191)
Less: maintenance capital expenditures(1)	(2,370)	(1,457)	(2,495)
Free cash flow(1)	6,490	(21,866)	(11,686)
(1)Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

Free cash flow was $6.5 million for the three months ended June 30, 2024, as compared to an outflow of $21.9 million for the three months ended March 31, 2024 and an outflow of $11.7 million for the three months ended June 30, 2023. Cash used in operating activities from continuing operations, excluding working capital, was $1.8 million for the three months ended June 30, 2024 compared to $10.1 million for the three months ended March 31, 2024. The improvement of $8.3 million is a result of higher net revenue and improved contribution margin. The change in net cash provided by operating activities from continuing operations reflects a recovery of $10.7 million in working capital compared to an investment of $10.3 million in working capital for the three months ended March 31, 2024.

The current period improvement compared to the three months ended June 30, 2023, is partly due to a higher recovery of working capital and a reduction in cash used in operating activities by continuing operations before changes in non-cash working capital.

Contractual Obligations

As at June 30, 2024, the Company had the following undiscounted contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	51,883	51,883	—	—	—
Lease liabilities (1)	100,403	8,367	23,331	15,898	52,807
Loans and borrowings, principal repayment	52,381	49,209	3,172	—	—
Capital commitments (2)	1,608	1,608	—	—	—
Total contractual obligations	206,275	111,067	26,503	15,898	52,807
(1)Includes interest payable until maturity date.
(2)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Mediation was held and a tentative settlement was reached on March 4, 2024. The proposed settlement must now be approved by a court.

On June 16, 2020, the Company and its subsidiary, ACE, were named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On June 15, 2020, a claim was commenced by a party to a former term sheet with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

14 | AURORA CANNABIS INC.	Q1 2025 MD&A

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a motion to strike the amendment. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an Application seeking summary judgment as against the Company and the Company has filed Affidavit evidence in response. Cross-examinations for the Company’s affiants and for Plaintiff’s affiant have been completed. While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 1, 2022, a claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. There is no record of any documentation of Aurora being a party to any such relationship. Plaintiffs have received a summary judgment against the Defendant Employee and will now attempt to recover their judgment against the Defendant Employee. Plaintiffs will then decide whether to pursue the indemnity claim against the Company. The Company disputes the allegations and intends to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in a purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The statement of claim was served upon the Company on November 22, 2022 and a statement of defence was filed and served. On January 24, 2024, the plaintiff’s delivered their motion record regarding class certification. We anticipate that a certification hearing will not be held before March 2025.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at June 30, 2024 the Company has recognized total provisions of $0.3 million (March 31, 2024 – $2.3 million) in provisions on the condensed consolidated interim statements of financial position.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel consists of the Company’s executive management team and management directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended
	June 30, 2024	June 30, 2023
Short-term employment benefits (1)	1,792	1,773
Long-term employment benefits	10	11
Directors’ fees (2)	88	103
Share-based compensation (3)	2,059	2,300
Total management compensation (4)	3,949	4,187
(1)As at June 30, 2024, $2.4 million is payable or accrued for key management compensation (March 31, 2024 - $1.8 million).
(2)Share-based compensation represent the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 11). Director DSUs are included in share-based compensation.
(3)As at June 30, 2024, there are 10 key management personnel (March 31, 2024 - 10).

15 | AURORA CANNABIS INC.	Q1 2025 MD&A

The Company entered into an unsecured Pari Passu Creditor Agreement with Bevo, in which participating shareholders of Bevo provided the funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a rate of 14.0% per annum. The principal and accrued interest are due on May 31, 2025. The Company, advanced funds of $2.5 million, which is eliminated upon consolidation.

Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company’s critical accounting estimates during the three months ended June 30, 2024. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended March 31, 2024.

Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company has applied the amendments effective April 1, 2024, retrospectively and it did not impact the classification of current on non-current liabilities.

New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.
IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information

This standard sets out overall requirements with the objective to require an entity to disclose information about its sustainability related risks and opportunities that is useful to the primary users of general purpose financial reports in making decisions relating to providing resources to the entity. The standard applies for annual reporting periods beginning on or after January 1, 2025. The Company will continue to assess the impact of this standard.

IFRS S2 Climate-related Disclosures

This standard sets out to require an entity to disclose information about its climate-related risks and opportunities that is useful to primary users of general purpose financial reports in making decisions relating to providing resources to the entity. The standard applies for annual reporting periods beginning on or after January 1, 2025. The Company will continue to assess the impact of this standard.

16 | AURORA CANNABIS INC.	Q1 2025 MD&A

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s board of directors mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the condensed consolidated interim statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $39.6 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2024, $17.1 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2024 – $22.8 million).

As at June 30, 2024, four customers made up 10% or more of trade accounts receivable (March 31, 2024 – two customers).

As at June 30, 2024, the provision for estimated credit losses is $1.1 million (March 31, 2024 – $1.3 million). During the three months ended June 30, 2024, the Company wrote off nil (March 31, 2024 – $2.1 million), and recognized a recovery of $0.2 million (June 30, 2023 – expense $0.2 million) recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at August 6, 2024 :

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	54,660,777
Stock options	1,812,287
Warrants	7,070,433
Restricted share units	1,017,449
Deferred share units	319,221
Performance share units	1,267,600
(1)Refer to Note 10 “Share Capital” in the Financial Statements for a detailed description of these securities.

17 | AURORA CANNABIS INC.	Q1 2025 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and operational results)	June 30, 2024	March 31, 2024	December 31, 2023(7)	September 30, 2023
Financial Results
Net revenue (2)	83,435	67,411	64,375	63,119
Adjusted gross margin before FV adjustments on total net revenue (3)	43%	50%	53%	51%
Income (loss) from continuing operations attributable to common shareholders (4)	6,216	(20,624)	(15,994)	2,043
Income (loss) from discontinued operations attributable to common shareholders	304	(501)	(1,042)	(2,566)
Income (loss) attributable to common shareholders	6,520	(21,125)	(17,036)	(523)
Basic and diluted income (loss) per share from continuing operations	0.12	(0.40)	(0.34)	0.05
Basic and diluted income (loss) per share	0.13	(0.41)	(0.36)	(0.01)

Balance Sheet
Working capital	322,563	301,985	308,743	235,423
Cannabis inventory and biological assets (5)	173,197	148,112	112,645	200,837
Total assets	838,689	838,673	824,272	818,371

	June 30, 2023	March 31, 2023(1)	December 31, 2022(1)	September 30, 2022(1)
Financial Results
Net revenue (2)	74,732	63,951	61,023	48,606
Adjusted gross margin before FV adjustments on total net revenue (3)	44%	49%	46%	52%
Loss from continuing operations attributable to common shareholders (4)	(18,764)	(68,965)	(59,419)	(44,818)
Loss from discontinued operations attributable to common shareholders	(8,134)	(12,649)	(5,568)	(6,421)
Loss attributable to common shareholders	(26,898)	(81,614)	(64,987)	(51,239)
Basic and diluted loss per share from continuing operations	(0.53)	(2.02)	(1.82)	(1.49)
Basic and diluted loss per share	(0.76)	(2.39)	(1.99)	(1.71)

Balance Sheet
Working capital(6)	192,201	242,190	413,909	517,968
Cannabis inventory and biological assets (5)	100,846	93,081	93,675	121,776
Total assets	832,188	926,322	1,023,835	1,169,927

(1)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations and adjusted for the accounts payable and accrued liabilities non-material prior period adjustment.
(2)Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Adjusted gross margin before FV adjustments” is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(4)Loss from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(6)Working capital for the three months ended June 30, 2023 and September 30, 2023 has been adjusted. Refer to discussion under “Liquidity and Capital Resources” section of this MD&A.
(7)Information for the three months ended December 31, 2023 has been adjusted for certain out-of-period adjustments.

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•We have a limited operating history and a history of losses in prior periods and there is no assurance that we will be able to achieve or maintain profitability.
•Our business is reliant on the good standing of our licenses.
•Our Canadian licenses are reliant on our established sites.
•We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.

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•Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.
•We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•We may not be able to realize our growth targets or successfully manage our growth.
•The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
•We may be subject to credit risk.
•We may not be able to successfully develop new products or find a market for their sale.
•As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•The cannabis business may be subject to unfavorable publicity or consumer perception.
•Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe
•complement our business, financial condition and results of operation and there are risks associated with such activities.
•Our success will depend on attracting and retaining key personnel.
•Dependence on Senior Management.
•Certain of our directors and officers may have conflicts of interests due to other business relationships.
•Future execution efforts may not be successful.
•We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.
•We rely on international advisors and consultants in foreign jurisdictions.
•Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•We may be subject to uninsured or uninsurable risks.
•We may be subject to product liability claims.
•Our cannabis products may be subject to recalls for a variety of reasons.
•We are and may become party to litigation, mediation, and/or arbitration from time to time.
•The transportation of our products is subject to security risks and disruptions.
•Our business is subject to the risks inherent in agricultural operations.
•We have in the past, and may in the future, record significant impairments or write-downs of our assets.
•Our operations are subject to various environmental and employee health and safety regulations.
•Climate change may have an adverse effect on demand for our products or on our operations.
•We may not be able to protect our intellectual property.
•We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•We may be subject to risks related to our information technology systems, including cyber-attacks.
•We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
•The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
•It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.
•Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
•Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.
•There is no assurance we will meet or continue to meet, as applicable, the listing standards of Nasdaq and the TSX.
•The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.
•Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.
•We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.
•We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.
•Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.
•Our business has and may continue to be subject to disruptions as a result of the COVID‐19 pandemic.

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•The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
•The Canadian excise duty framework affects profitability.
•We may hedge or enter into forward sales, which involves inherent risks.
•Our costs, including for input materials, energy and transportation, could be negatively impacted by international conflicts
•The Company may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

PFIC Risk

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the current profile of the Company’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Company believes that it may have been a PFIC for the 2023 taxable year. While it has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Company will not be a PFIC for the current or future taxable years. If the Company is characterized as a PFIC, the Company’s shareholders who are U.S. holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain. A U.S. holder may be able to make a "qualified electing fund" election (a “QEF Election”) or, alternatively, a "mark-to-market" election that could mitigate the adverse U.S. federal income tax consequences that would otherwise apply to such U.S. holder. Upon request of a U.S. holder, the Company intends to provide the information necessary for a U.S. Holder to make applicable QEF Elections

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at June 30, 2024, the CEO and CFO have concluded that the Company’s DC&P were not effective as at that date as a result of the material weaknesses identified as at March 31, 2024.

Changes to Internal Control over Financial Reporting

In compliance with reporting obligations, management is in the process of assessing the effectiveness of ICFR pertaining to the Indica Industries Pty Ltd. (MedReleaf Australia) business unit acquired on February 7, 2024, to be concluded upon as part of the ICFR assessment for the fiscal period ending March 31, 2025. Management, with oversight from the Audit Committee, also continues to implement remediation measures related to the material weaknesses as at March 31, 2024, with a focus on reducing the reliance on manual review procedures over data and information in key business processes, enhancement of IT systems and leveraging automated controls, providing training to control owners and hiring additional resources where appropriate, and enhancement to business processes and controls as the Company continues to mature its processes.

Aside from these initiatives and the identified material weaknesses resulting from this work and testing of controls as described in management’s assessment of ICFR below, no changes to the Company’s ICFR occurred during the quarter that have materially affected, or are likely to materially affect, the Company’s ICFR.

Management’s Assessment on Internal Control over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has concluded that material weaknesses in the Company’s ICFR continue to exist as identified and described in the Company’s annual report and disclosures for the period ending March 31, 2024.

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Process Level Control Activities: The Company did not consistently execute and document sufficiently precise management review controls over key assumptions, estimates and period cut-off controls over payable accruals, as well as controls over review of data inputs, completeness of data entry, and the accuracy of mathematical formulas within spreadsheets. This deficiency impacts property, plant & equipment, biological assets and inventory, goodwill and impairment, purchase price accounting, accounts payable, and financial statement close processes.

Insufficient Segregation of Duties and Personnel at Bevo Agtech Inc.: Specific to the Bevo Agtech Inc. business component and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across IT General Controls as well as business processes including manual journal entries, treasury and cash management, payroll, production and inventory, revenue and receivables, and financial reporting processes.

Remediation Plan

Management, with oversight from the Audit Committee will continue to implement remediation measures related to the identified material weaknesses, with a continued focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, hiring additional staff to enable the performance of timely internal controls, and enhancement to business processes and controls as the Company continues to mature. The Company’s Enterprise Resource Planning (“ERP”) transformation is a critical step to reducing our dependency on manual review controls, with deployment of the Company’s ERP planned for the European business unit in fiscal year 2025.

Management continues to work to improve the robustness of source data used in key assumptions and estimates, including data used in business and operational forecasting, and believes that the precision of assumptions and estimates will continue to improve as additional market and historical company data becomes available as the industry matures.

We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•the Company’s strategy and path to deliver profitability and to achieve positive free cash flow in calendar 2024;
•the Bevo business and associated benefits to the Company, including, but not limited to, those in respect of revenues and the creation of long-term value;
•expectations for the plant propagation segment, including contributions from the Sky and Sun facilities;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•the repositioning and improvements in the Company’s consumer business, and associated benefits to the business including, but not limited to, its ability to contribute towards profitability;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics, breeding and biosynthetics;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the acquisition of MedReleaf Australia, including the associated benefits to the Company’s business;
•the availability of funds under the Company’s 2023 Shelf Prospectus, and
•the creation of sustainable, long-term shareholder value.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available

21 | AURORA CANNABIS INC.	Q1 2025 MD&A

information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. The following are Non-GAAP measures contained in this MD&A:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
•Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Gross profit and margin before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from plant propagation ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross profit and margin before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from plant propagation ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) business transformation, non-recurring, and out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
•Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, acquisition costs, changes in fair value of inventory sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, out-of-period adjustments, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results.
•Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.

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•Management believes that free cash flow presents meaningful information regarding the amount of cash flow required to maintain and organically grow the Company’s business and is an important liquidity measure.
•Adjusted SG&A is defined as SG&A, less business transformation, non-recurring, market development, and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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